SI

20010619

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68186

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.V.B. FINANCIAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 COLUMBUS CIRCLE, 24TH FLOOR
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUG LISTMAN 215-701-9675
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON, LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 02 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Douglas Listman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.V.B. FINANCIAL GROUP, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
JONNELL CUDDAHY, Notary Public
Philadelphia County
My Commission Expires September 1, 2020
Commission Number 1300623

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements Pursuant to Rule 17a-5 of the SEC and Report of Independent Registered Public Accounting Firm

J.V.B. Financial Group, LLC (a wholly owned subsidiary of J.V.B. Financial Group Holdings, LP)

December 31, 2019

GRANT THORNTON LLP
Two Commerce Square
2001 Market Street, Suite 700
Philadelphia, PA 19103

D +1 215 561 4200
F +1 215 561 1066

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
J.V.B. Financial Group, LLC

Opinion on the financial statements
We have audited the accompanying statement of financial condition of J.V.B. Financial Group, LLC (a Delaware Limited Liability Company) (the "Company") as of December 31, 2019, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information
The information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules 1 and 2. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2011.

Philadelphia, Pennsylvania
February 27, 2020

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of JVB Financial Group Holdings, LP)
Statement of Financial Condition
December 31, 2019
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	2,710
Receivables from brokers, dealers, and clearing agencies		96,121
Due from Parent		555
Investments in affiliates		8,936
Investments - trading		307,852
Other investments, at fair value		4,503
Receivables under resale agreements		7,500,002
Right-of-use asset		294
Other assets		44,865
Total assets	$	7,965,838
Liabilities and member's equity		
Other liabilities	$	16,246
Payables to brokers, dealers, and clearing agencies		241,261
Lease obligations - operating leases		336
Securities sold under agreements to repurchase		7,534,443
Trading securities sold, not yet purchased		77,947
Total liabilities		7,870,233
Member's equity		95,605
Total member's equity		95,605
Total liabilities and member's equity	$	7,965,838

See accompanying notes to the financial statements.

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of JVB Financial Group Holdings, LP)
Statement of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

Revenues		
Net trading	$	38,036
Principal transactions and other income		612
New issue and advisory		250
Total revenues		38,898
Operating expenses		
Compensation and benefits		18,154
Business development, occupancy, and equipment		1,669
Subscriptions, clearing, and execution		7,870
Professional fees and other operating		2,075
Depreciation		18
Total operating expenses		29,786
Net income	$	9,112

See accompanying notes to the financial statements.

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of JVB Financial Group Holdings, LP)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2019
(Dollars in thousands)

		Member's equity
Balance at January 1, 2019	$	98,763
Cumulative effect adjustment-adoption of ASU 2016-12		(20)
Distributions		(12,250)
Net income		9,112
Balance at December 31, 2019	$	95,605

See accompanying notes to the financial statements.

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of JVB Financial Group Holdings, LP)
Statement of Cash Flows
For the Year Ended December 31, 2019
(Dollars in thousands)

Operating activities		
Net Income	$	9,112
Adjustment to reconcile net income to net cash provided by operating activities:		
Accretion of income on other investments, at fair value		(382)
Depreciation		18
Realized gain on other investments, at fair value		(1,974)
Unrealized loss on other investments, at fair value		1,563
Unrealized loss on investments in affiliates		695
Changes in operating assets and liabilities:		
Increase in investments-trading, net		(6,617)
Decrease in trading securities sold, not yet purchased, net		(42,175)
Increase in receivables under resale agreements, net		132,228
Increase in securities sold under agreements to repurchase, net		(137,321)
Increase in advances to affiliates		(109)
Change in receivables from / payables to brokers, dealers, and clearing agencies, net		73,283
Change in receivables due from / due to Parent, net		(315)
Increase in other assets		(33,398)
Increase in other liabilities		8,708
Net cash provided by operating activities		3,316
Investing activities		
Sales of other investments, at fair value		6,501
Purchases of other investments, at fair value		(1,634)
Investments in affiliates		(3,800)
Return of principal of other investments, at fair value		2,344
Net cash used in investing activities		3,411
Financing activities		
Distributions to Parent		(12,250)
Net cash used in financing activities		(12,250)
Net decrease in cash and cash equivalents		(5,523)
Cash and cash equivalents at the beginning of the year		8,233
Cash and cash equivalents at the end of the year	$	2,710

See accompanying notes to the financial statements.

1. COMPANY AND FORMATION

J.V.B. Financial Group, LLC (the "Company") is a wholly-owned limited liability company of J.V.B. Financial Group Holdings, LP (the "Parent").

The Parent is a wholly-owned subsidiary of Cohen and Company, LLC (the "Operating LLC"), which is a voting controlled subsidiary of Cohen & Company Inc. ("COHN").

The Company is a Delaware Limited Liability Company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Additionally, the Company is a member of the Securities Investor Protection Corporation (SIPC).

The Company's customers are predominately institutional investors including brokers and dealers, commercial banks, asset managers, hedge funds, middle-market mortgage originators, and other financial institutions. The Company clears its securities transactions through clearing brokers on a fully disclosed basis. The Company is considered self-clearing for its matched book repo business. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(ii) of that rule.

2. BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company has evaluated subsequent events through the date and the time the financial statements were available to be issued.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments that have original maturities of three months or less. The Company maintains deposits in excess of federally insured limits and maintains funds in short term investment accounts that are not covered by federal insurance. However, management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which these cash and cash equivalents are held. To date, the Company has not experienced any losses on cash and cash equivalents.

C. Receivables from and Payables to Brokers, Dealers, and Clearing Agencies

The Company clears all of its securities transactions, other than collateralized securities transactions, with Pershing, LLC ("Pershing").

See note 8 for discussion of the Company's collateralized securities transactions and how they are cleared.

Receivables from brokers, dealers and clearing agencies consist of the following: deposits with the Company's clearing brokers, to support the Company's securities trading activities and cash received by the Company upon execution of short trades that is restricted from withdrawal by the clearing agent. The receivables are short term in nature.

Payables to brokers, dealers and clearing agencies consist of the margin payable with the Company's clearing broker and net settlement payable for securities sold and trades made with various counterparties that had not settled as of December 31, 2019 as well as borrowings under the Company's intra-day and overnight credit facility with Bank of New York. These payables are short term in nature. See note 4.

D. Financial Instruments

The Company accounts for its investment securities at fair value under various accounting literature including FASB Accounting Standards Codification ("ASC") 940-320 which requires investments in securities to be accounted for at fair value initially and

subsequent to acquisition. ASC 940-320 requires unrealized and realized gains to be included as a component of the statement of operations. When the Company acquires a non-security investment, like whole loans, the Company will generally elect to account for it under the fair value option (ASC 825).

Certain of the Company's assets and liabilities are required to be measured at fair value. For those assets and liabilities, the Company determines fair value according to the fair value measurement provisions included in FASB ASC 820, Fair Value Measurements and Disclosures ("FASB ASC 820"). FASB ASC 820 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and requires additional disclosures about fair value measurements. The definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability between market participants at the measurement date (an exit price). An exit price valuation will include margins for risk even if they are not observable. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ("level 1, 2 and 3").

In general, when the Company acquires a security or other financial asset accounted for at fair value, it will include these as a component of investments trading or trading securities sold, not yet purchased. However, when the Company acquires an investment for the purpose of earning a return rather than to support the Company's trading or matched book repo operations, the Company classifies that investment as other investments, at fair value.

The determination of fair value is based on either quoted market prices of an active exchange, independent broker market quotations, market price quotations from third party pricing services, or, when independent broker quotations or market price quotations from third party pricing services are unavailable, valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Investments-trading

Unrealized and realized gains and losses on securities classified as investments-trading are recorded in net trading in the statement of operations. See note 5.

Other Investments, at fair value

Unrealized and realized gains and losses on securities classified as other investments, at fair value are recorded as a component of principal transactions and other income in the statement of operations. See note 5.

Trading Securities Sold, Not Yet Purchased

Trading securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the statement of financial condition. Unrealized and realized gains and losses on trading securities sold, not yet purchased are recorded in net trading in the statement of operations. See note 5.

E. Derivative Financial Instruments

FASB ASC 815, Derivatives and Hedging ("FASB ASC 815"), provides for optional hedge accounting. When a derivative is deemed to be a hedge and certain documentation and effectiveness testing requirements are met, reporting entities are allowed to record all or a portion of the change in the fair value of a designated hedge as an adjustment to OCI rather than as a gain or loss in the statements of operations. To date, the Company has not designated any derivatives as hedges under the provisions included in FASB ASC 815.

All of the derivatives that the Company enters into contain master netting arrangements. If certain requirements are met, the offsetting provisions included in FASB ASC 210, *Balance Sheet* ("FASB ASC 210"), allow (but do not require) the reporting entity to net the asset and liability on the statement of financial conditions. It is the Company's policy to present the assets and liabilities on a net basis if the conditions of FASB ASC 210 are met. However, in general the Company does not enter into offsetting derivatives with the same counterparties. Therefore, no derivatives are presented on a net basis.

Derivative financial instruments are recorded at fair value. If the derivative was entered into as part of its trading operations, it will be included as a component of investments-trading or trading securities sold, not yet purchased. If it is entered into as a hedge for another financial instrument included in other investments, at fair value then the derivative will be included as a component of other investments, at fair value.

The Company may, from time to time, enter into derivatives to manage its risk exposures (i) arising from fluctuations in foreign currency rates with respect to the Company's investments in foreign currency denominated investments; (ii) arising from the Company's investments in interest sensitive investments; and (iii) arising from the Company's facilitation of mortgage-backed trading. Derivatives entered into by the Company, from time to time, may include (i) foreign currency forward contracts; (ii) purchase

and sale agreements of to-be-announced securities ("TBAs") and other forward agency mortgage backed security ("MBS") contracts; and (iii) other extended settlement trades.

TBAs are forward contracts to purchase or sell mortgage-backed securities whose collateral remain "to be announced" until just prior to the trade settlement. In addition to TBAs, the Company sometimes enters into forward purchases or sales of agency mortgage-backed securities where the underlying collateral has been identified. These transactions are referred to as other forward agency MBS contracts. TBAs and other forward agency MBS contracts are accounted for as derivatives by the Company under FASB ASC 815. The settlement of these transactions is not expected to have a material effect on the Company's financial statements.

In addition to TBAs and other forward agency MBS contracts, the Company may from time to time enter into other securities or loan trades that do not settle within the normal securities settlement period. In those cases, the purchase or sale of the security or loan is not recorded until the settlement date. However, from the trade date until the settlement date, the Company's interest in the security is accounted for as a derivative as either a forward purchase commitment or forward sale commitment. The Company will classify the related derivative either within investments –trading or other investments, at fair value depending on where it intends to classify the investment once the trade settles.

Derivatives involve varying degrees of off-balance sheet risk, whereby changes in the level or volatility of interest rates or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of its carrying amount. Depending on the Company's investment strategy, realized and unrealized gains and losses are recognized in principal transactions and other income or in net trading in the Company's statement of operations on a trade date basis. See note 7.

F. Variable Interest Entities

FASB ASC 810, Consolidation ("FASB ASC 810") contains the guidance surrounding the definition of variable interest entities ("VIEs"), the definition of variable interests, and the consolidation rules surrounding VIEs. In general, VIEs are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company has variable interests in VIEs through its investments in various securitization entities including CLOs and CDOs.

Once it is determined that the Company holds a variable interest in a VIE, FASB ASC 810 requires that the Company perform a qualitative analysis to determine (i) which entity has the power to direct the matters that most significantly impact the VIE's financial performance; and (ii) if the Company has the obligation to absorb the losses of the VIE that could potentially be significant to the VIE or the right to receive the benefits of the VIE that could potentially be significant to the VIE. The entity that has both of these characteristics is deemed to be the primary beneficiary and required to consolidate the VIE. This assessment must be done on an ongoing basis. See note 5.

G . Collateralized Securities Transactions

The Company may enter into transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements" or "receivables under resale agreements") or sales of securities under agreements to repurchase ("repurchase agreements). The resulting interest income and expense are included in net trading in the statement of operations. See note 8 and 9.

In the case of reverse repurchase agreements, the Company generally takes possession of securities as collateral. Likewise, in the case of repurchase agreements, the Company is required to provide the counterparty with securities as collateral.

In certain cases a repurchase agreement and a reverse repurchase agreement may be entered into with the same counterparty. If certain requirements are met, the offsetting provisions included in FASB ASC 210, Balance Sheet ("FASB ASC 210"), allow (but do not require) the reporting entity to net the asset and liability on the statement of financial condition. It is the Company's policy to present the assets and liabilities on a gross basis even if the conditions of ASC 210 are met. In general, the Company enters into a master repurchase agreement ("MRA") with each counterparty with which it enters into either repurchase agreements or reverse repurchase agreements. The MRA includes an enforceable netting arrangement. Therefore, if the Company has both an outstanding reverse repurchase agreement and repurchase agreement with the same counterparty, it may have certain repo transactions that qualify for netting under ASC 210. However, the Company will present the balance on a gross basis.

The Company classifies reverse repurchase agreements as a separate line item within the assets section of the Company's statement of financial condition. The Company classifies repurchase agreements as a separate line item within the liabilities section of the Company's statement of financial condition.

In the case of reverse repurchase agreements, if the counterparty is unable or unwilling to fulfil its obligation to repurchase the collateral securities at maturity, the Company can sell the collateral securities to repay the obligation. However, the Company is at risk that it may sell at unfavorable market prices and may sustain significant loss. The Company's policy to control this risk is monitoring the market value of securities pledged or used as collateral on a daily basis and requiring additional collateral in the event

the market value of the existing collateral declines.

In the case of repurchase agreements, if the counterparty makes a margin call and the Company is unable or unwilling to meet the margin call, the counterparty can sell the securities to repay the obligation. The Company is at risk that the counterparty may sell the securities at unfavorable market prices and the Company may sustain significant losses. The Company controls this risk by monitoring its liquidity position to ensure it has sufficient cash or liquid securities to meet margin calls.

In general, reverse repurchase agreements and repurchase agreements allow each counterparty to re-pledge or resell the collateral securities to other counterparties.

H . Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606).* The Company adopted the new guidance on January 1, 2018 using the retrospective transition method. The adoption of Topic 606 did not have a material impact Company's financial statements.

Net trading: Net trading includes: (i) all gains, losses, and income and expense (interest and dividend) from securities classified as investments-trading and trading securities sold, not yet purchased; (ii) interest income and expense from collateralized securities transactions; and (iii) commissions and riskless trading profits. Riskless trades are transacted through the Company's proprietary account with a customer order in hand, resulting in little or no market risk to the Company. Transactions that settle in the regular way are recognized on a trade date basis. Extended settlement transactions are recognized on a settlement date basis. The investments classified as trading are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, market price quotations from third party pricing services or, when independent broker quotations or market price quotations from third party pricing services are unavailable, valuation models prepared by the Company's management. The models include estimates, and the valuations derived from them could differ materially from amounts realizable in an open market exchange. Net trading is reduced by interest expense which is directly incurred to purchase income generating assets related to trading activities such as margin interest. Such interest expense is recorded on an accrual basis. See note 9.

New issue and advisory: New issue and advisory revenue includes: (i) origination fees for financial instruments originated by the Company; (ii) revenue from advisory services; and (iii) new issue revenue associated with arranging the issuance of and placing newly created financial instruments. New issue and advisory revenue is recognized when all services have been provided and payment is earned.

Principal transactions and other income: Principal transactions and other income include all gains, losses, and income (interest and dividend) from financial instruments classified as other investments, at fair value and from investments in affiliates in the statement of financial condition.

The investments classified as other investments, at fair value are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, market price quotations from third party pricing services, or, when independent broker quotations or market price quotations from third party pricing services are unavailable, valuation models prepared by the Company's management. These models include estimates, and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Other income / (loss) includes interest earned on cash and cash equivalents, and other miscellaneous income. See note 9.

I. Leases

Effective January 1, 2019, the Company adopted the provisions of ASU 2016-02 *Leases.* Upon adoption, the Company recorded the following entry: (a) a right of use asset of $571, (b) a lease obligation liability of $642, (c) a reduction of retained earnings from cumulative effect of adoption of $20, (d) an increase in other receivables of $12, and (3) a reduction in other liabilities of $38. The Company is a tenant pursuant to several commercial office leases. All of the Company's leases are currently treated as operating leases. See note 17.

J. Recent Accounting Developments

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842).* Under the new guidance (subsequently updated with ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20, and ASU 2019-01), lessees will be required to recognize the following for all leases with the exception of short-term leases: (i) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis, and (ii) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessor accounting is largely unchanged. The Company adopted the provisions of the new guidance effective January 1, 2019.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.* The amendments in this ASU require the measurement of all expected credit losses for financial assets held at the reporting date to be based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. Additionally, in December 2018, the FASB issued *ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses.* This update provides clarification on the effective and transition dates and the exclusion of operating lease receivables from Topic 326. In May 2019, the FASB issued *ASU 2019-05, Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief.* This update adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. In December 2019, the FASB issued *ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments - Credit Losses* which provides clarification on certain aspects of the guidance included in ASC 326 including how to report expected recoveries and permits organizations to record expected recoveries on purchased credit-deteriorated (PCD) financial assets and reinforces existing guidance that prohibits organizations from m recording negative allowances for available-for-sale debt securities.. The amendments in these ASUs are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company's adoption of the provisions of ASU 2016-13, effective January 1, 2020 did not have a material effect on the Company's consolidated financial statements.

In March 2017, the FASB issued ASU 2017-08, *Receivables – Nonrefundable Fees and Other Costs, Premium Amortization on Purchased Callable Debt Securities (Sub-Topic 310-20).* The amendments in this ASU shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. The Company's adoption of the provisions of ASU 2017-08, effective January 1, 2019 did not have an effect on the Company's consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, *Derivative and Hedging – Targeted Improvements to Accounting for Hedging Activities (Topic 815).* The amendments in this ASU refine and expand hedge accounting for both financial and commodity risks and contain provisions to create more transparency and clarify how economic results are presented. The Company's adoption of the provisions of ASU 2017-12, effective January 1, 2019 did not have an effect on the Company's consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, *Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.* The amendments in this ASU expand the scope of Topic 718, which previously only included share-based payments to employees, to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The Company's adoption of the provisions of ASU 2018-07, effective January 1, 2019 did not have an effect on the Company's consolidated financial statements.

K. Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments. These determinations were based on available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market data to develop the estimates and, therefore, these estimates may not necessarily be indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash equivalents: Cash is carried at cost, which is assumed to approximate fair value. The estimated fair value measurement of cash and cash equivalents is classified within level 1 of the valuation hierarchy.

Investments in affiliates: Investments in affiliates is comprised of a preferred equity investment, two notes receivable, and a redeemable financial instrument. The preferred equity investment is carried at its face value plus accrued dividends. Notes receivable are carried at principal plus accrued interest. Redeemable financial instruments are carried at redemption value. In all cases, these amounts approximate fair value and would be classified within level 3 of the valuation hierarchy. See Note 11.

Investments-trading: These amounts are carried at fair value. The fair value is based on either quoted market prices of an active exchange, independent broker market quotations, market price quotations from third party pricing services, or valuation models when quotations are not available. See note 6 for disclosures concerning the categorization of the fair value measurements of investments-trading within the valuation hierarchy.

Other investments, at fair value: These amounts are carried at fair value. The fair value is based on quoted market prices of an active exchange, independent broker market quotations, or valuation models when quotations are not available. See note 6 for disclosures concerning the categorization of the fair value measurements of other investments, at fair value within the valuation hierarchy.

Receivables under resale agreements: Receivables under resale agreements are carried at their contracted resale price, including accrued interest, have short-term maturities, and are re-priced frequently or bear market interest rates and, accordingly, these contracts are at amounts that approximate fair value. The estimated fair value measurements of receivables under resale agreements are based on observations of actual market activity and are generally classified within level 2 of the valuation hierarchy.

Trading securities sold, not yet purchased: These amounts are carried at fair value. The fair value is based on quoted market prices of an active exchange, independent market quotations, market price quotations from third party pricing services, or valuation models when quotations are not available. See note 6 for disclosures concerning the categorization of the fair value measurements of trading securities sold, not yet purchased within the valuation hierarchy.

Securities sold under agreements to repurchase: The liabilities for securities sold under agreements to repurchase are carried at their contracted repurchase price, including accrued interest, have short-term maturities, and are repriced frequently with amounts normally due in one month or less and, accordingly, these contracts are at amounts that approximate fair value. The estimated fair value measurements of securities sold under agreements to repurchase are based on observations of actual market activity and are generally classified within level 2 of the valuation hierarchy.

Derivatives: These amounts are carried at fair value. Derivatives may be included as a component of investments-trading; trading securities sold, not yet purchased; and other investments, at fair value. See notes 7 and 9. The fair value is generally based on quoted market prices on an exchange that is deemed to be active for derivative instruments such as foreign currency forward contracts and Eurodollar futures. For derivative instruments, such as TBAs and other forward agency MBS contracts, the fair value is generally based on market price quotations from third party pricing services. See note 6 for disclosures concerning the categorization of the fair value measurements within the valuation hierarchy.

4. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING AGENCIES

Amounts receivable from and payable to brokers, dealers, and clearing agencies consisted of the following as of December 31, 2019:

RECEIVABLES FROM BROKERS, DEALERS AND CLEARING AGENCIES
(Dollars in Thousands)

	December 31, 2019
Deposits with clearing organizations	$ 250
Unsettled regular way trades, net	12,170
Receivable from clearing organizations	83,701
Receivables from brokers, dealers and clearing agencies	$ 96,121

PAYABLES TO BROKERS, DEALERS AND CLEARING AGENCIES
(Dollars in Thousands)

	December 31, 2019
Margin payable	$ 208,441
Due to clearing agent	32,820
Payables to brokers, dealers and clearing agencies	$ 241,261

Deposits with clearing organizations represent contractual amounts the Company is required to deposit with its clearing agent, Pershing.

Securities transactions that settle in the regular way are recorded on a trade date, as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded net in receivables from or payables to brokers, dealers, and clearing agencies on the Company's statement of financial condition.

Receivables from clearing organizations are primarily comprised of (i) cash received by the Company upon execution of short trades

that is restricted from withdrawal by the clearing agent; and (ii) cash deposited with the FICC to support the Company's General Collateral Funding ("GCF") matched book repo business.

Margin payable represents amounts borrowed from Pershing to finance the Company's trading portfolio. Substantially all of the Company's investments-trading serve as collateral for the margin payable. See notes 5 and 9.

Due to clearing agent represents amounts due to Bank of New York under the Company's intra-day and overnight lending facility. See note 8.

5. FINANCIAL INSTRUMENTS

Investments-Trading

Investments-trading consisted of the following.

INVESTMENTS - TRADING
(Dollars in Thousands)

	December 31, 2019
U.S. government agency MBS and CMOs	$ 196,146
U.S. government agency debt securities	14,680
RMBS	15
U.S. Treasury securities	11,105
ABS	100
SBA loans	27,634
Corporate bonds and redeemable preferred stock	38,503
Foreign government bonds	844
Municipal bonds	13,737
Certificates of deposit	841
Derivatives	3,686
Equity securities	561
Investments-trading	$ 307,852

Trading Securities Sold, Not Yet Purchased

Trading securities sold, not yet purchased consisted of the following.

TRADING SECURITIES SOLD, NOT YET PURCHASED
(Dollars in Thousands)

	December 31, 2019
U.S. Treasury securities	$ 16,827
Corporate bonds and redeemable preferred stock	58,083
Municipal bonds	20
Derivatives	3,017
Trading securities sold, not yet purchased	$ 77,947

The Company manages its exposure to changes in interest rates for the interest rate sensitive securities it holds by entering into offsetting short positions for similar fixed rate securities. See Note 9 for realized and unrealized gains recognized on investments-trading and trading securities sold, not yet purchased.

Other investments, at fair value

Other investments, at fair value consisted of the following.

OTHER INVESTMENTS, AT FAIR VALUE
(Dollars in Thousands)

	December 31, 2019		
	Amortized Cost	Carrying Value	Unrealized Gain(Loss)
CLOs	2,894	2,522	(372)
Corporate bonds and redeemable preferred stock	479	475	(4)
Equity securities	1,127	998	(129)
Investment in SPAC Fund	490	508	18
Other investments, at fair value	$ 4,990	$ 4,503	$ (487)

CLOs

All of these investments represent an interest in the most junior tranche of the CLO. These investments do not have a stated yield or interest rate. Rather, the cash flows distributed represent the residual interest. The Company estimates the yield to maturity on these investments by projecting the underlying cash flows. The Company recognizes income based on this yield (which is adjusted each quarter based on the most current information available). The income is included as a component of principal transactions and other income in the statement of operations. Any income recognized increases the cost basis of the investment. Each reporting period, the Company estimates the fair value of these investments and records an adjustment for the unrealized gain or loss which is also included in principal transactions and other income in the statement of operations. See notes 6 and 9.

Each of the underlying CLOs are VIEs. The Company has determined it is not the primary beneficiary of the CLOs and therefore has not consolidated the CLOs. The Company has no other interest in these CLOs and has no guarantees explicit or implied. Therefore, the total exposure the Company has to these VIEs is the carrying value of the assets shown above. This represents the Company's maximum exposure to loss in non-consolidated VIEs.

Corporate bonds and redeemable preferred stock

This represents a single investment in a corporate bond. See corporate bonds and redeemable preferred stock in note 6 for discussion of the determination of fair value.

Equity Securities

This is comprised of restricted and unrestricted common shares held in publicly traded companies. See discussion of equity securities in note 6 for a discussion of the determination of fair value.

Investment in SPAC Fund

This represents an investment in a fund that primarily invests in the equity interests of SPACs (the "SPAC Fund"). The Company owns a 3% interest in the SPAC Fund. The SPAC Fund has the attributes of an investment company as described in FASB ASC 946-15-2. Therefore, the Company will estimate the fair value of its investment using the net asset value ("NAV") per share (or its equivalent) as of the reporting date in accordance with the "practical expedient" provisions related to investments in certain entities that calculate net asset value per share (or its equivalent) included in FASB ASC 820. Each reporting period, the Company estimates the fair value of these investments and records an adjustment for the unrealized gain or loss which is also included in principal transactions and other income in the statement of operations. See discussion of equity securities in note 6. The SPAC Fund is a variable interest entity. The Company has no guarantees or other interests in the SPAC fund. The Company's maximum loss associated with its investment in the fund would be the carrying value of its investment.

6. FAIR VALUE DISCLOSURES

Fair Value Measurements

In accordance with FASB ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three level fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in

active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the hierarchy under FASB ASC 820 are described below:

Level 1 Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Financial assets and liabilities whose values are based on one or more of the following:

1. Quoted prices for similar assets or liabilities in active markets;
2. Quoted prices for identical or similar assets or liabilities in non-active markets;
3. Pricing models whose inputs, other than quoted prices, are observable for substantially the full term of the asset or liability; or
4. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3 Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the Company classifies the instrument based on the lowest level input that is significant to the valuation. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the level 3 category presented in the tables below may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

A review of the fair value hierarchy classifications is conducted on an annual basis. Changes in the type of inputs may result in a reclassification for certain financial assets or liabilities. There were no transfers between any levels of the fair value hierarchy during the year ended December 31, 2019.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

FAIR VALUE MEASUREMENTS ON A RECURRING BASIS
December 31, 2019
(Dollars in Thousands)

Assets:	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments-trading:				
U.S. government agency MBS and CMOs	$ 196,146	$ -	$ 196,146	$ -
U.S. government agency debt securities	14,680	-	14,680	-
RMBS	15	-	15	-
U.S. Treasury securities	11,105	11,105	-	-
ABS	100	-	100	-
SBA loans	27,634	-	27,634	-
Corporate bonds and redeemable preferred stock	38,503	-	38,503	-
Foreign government bonds	844	-	844	-
Municipal bonds	13,737	-	13,737	-
Certificates of deposit	841	-	841	-
Derivatives	3,686	-	3,686	-
Equity securities	561	-	561	-
Total investments - trading	$ 307,852	$ 11,105	$ 296,747	$ -
Other investments, at fair value				
CLOs	2,522	-	-	2,522
Corporate bonds and redeemable preferred stock	475	-	475	-
Equity investments	998	619	379	-
	3,995	$ 619	$ 854	$ 2,522
Investment in SPAC Fund (1)	508			
Total other investments, at fair value	$ 4,503			
Liabilities				
Trading securities sold, not yet purchased:				
U.S. Treasury securities	$ 16,827	$ 16,827	$ -	$ -
Corporate bonds and redeemable preferred stock	58,083	-	58,083	-
Municipal bonds	20	-	20	-
Derivatives	3,017	-	3,017	-
Total trading securities sold, not yet purchased	$ 77,947	$ 16,827	$ 61,120	$ -

(1) Represents an investment in an investment company valued using the underlying NAV as a practical expedient. According to ASC 820 it is not classified within the fair value hierarchy.

U.S. Government Agency MBS and CMOs: These are securities that are generally traded over-the-counter. The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. These valuations are based on a market approach. This is considered a level 2 valuation in the hierarchy.

U.S. Government Agency Debt Securities: Callable and non-callable U.S. government agency debt securities are measured primarily based on quoted market prices obtained from third party pricing services. Non-callable U.S. government agency debt securities are generally classified within level 1 and callable U.S. government agency debt securities are classified within level 2 of the valuation hierarchy.

RMBS: The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. These valuations are based on a market approach. The Company generally classifies the fair value of these securities based on third party quotations within level 2 of the valuation hierarchy.

U.S. Treasury Securities: U.S. Treasury securities include U.S. Treasury bonds and notes and the fair values of the U.S. Treasury securities are based on quoted prices in active markets. Valuation adjustments are not applied. The Company classifies the fair value of these securities within level 1 of the valuation hierarchy.

CLOs and ABS: Generally, broker quotes or independent pricing estimates are not available for these types of instruments. Therefore, prices observed by the Company for recently executed market transactions may be used or valuation models prepared by the Company's management may be used, which are based on an income approach. These models prepared by the Company's management include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange. Each CLO position is evaluated independently taking into consideration available comparable market levels, underlying collateral performance and pricing, deal structures, and liquidity. Fair values based on internal valuation models prepared by the Company's management are generally classified within level 3 of the valuation hierarchy.

Establishing fair value is inherently subjective (given the volatile and sometimes illiquid markets for certain interests in securitizations) and requires management to make a number of assumptions, including assumptions about the future of interest rates, discount rates and the timing of cash flows. The assumptions the Company applies are specific to each security. Although the Company may rely on internal calculations to compute the fair value of certain interest in securitizations, the Company requests and considers indications of fair value from third party pricing services to assist in the valuation process.

SBA Loans: SBA loans include loans and SBA interest only strips. In the case of loans, the Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices, internal valuation models using observable inputs, or market price quotations from third party pricing services. The Company generally classifies these investments within level 2 of the valuation hierarchy. These valuations are based on a market approach. SBA interest only strips do not trade in an active market with readily available prices. Accordingly, the Company generally uses valuation models to determine fair value and classifies the fair value of the SBA interest only strips within either level 2 or level 3 of the valuation hierarchy depending if the inputs to the model are observable or not.

Corporate Bonds and Redeemable Preferred Stock: The Company uses recently executed transactions or third party quotations from independent pricing services to arrive at the fair value of its investments in corporate bonds, redeemable preferred stock, and foreign government bonds. These valuations are based on a market approach. The Company generally classifies the fair value of these bonds within level 2 of the valuation hierarchy. In instances where the fair values of securities are based on quoted prices in active markets (for example with redeemable preferred stock), the Company classifies the fair value of these securities within level 1 of the valuation hierarchy.

Foreign Government Bonds: The fair value of foreign government bonds are estimated using valuations provided by third party pricing services. Foreign government bonds are generally classified within level 2 of the valuation hierarchy

Certificates of Deposit: The fair value of certificates of deposit are estimated using valuations provided by third party pricing services and are generally classified within level 2 of the valuation hierarchy

Municipal Bonds: Municipal bonds, which include obligations of U.S. states, municipalities, and political subdivisions, primarily include bonds or notes issued by U.S. municipalities. The Company generally values these securities using third party quotations such as market price quotations from third party pricing services. The Company generally classifies the fair value of these bonds within level 2 of the valuation hierarchy. The valuations are based on a market approach. In instances where the Company is unable to obtain reliable market price quotations from third party pricing services, the Company will use its own internal valuation models. In these cases, the Company will classify such securities within level 3 of the valuation hierarchy until it is able to obtain third party pricing.

Equity Securities: The fair value of equity securities that represent unrestricted investments in publicly traded companies (common or preferred shares, options, warrants, and other equity investments) are determined using the closing price of the security as of the reporting date. These are securities which are traded on a recognized liquid exchange and classified within level 1 of the valuation hierarchy.

The fair value of equity securities that represent restricted investments in publicly traded companies and generally valued using a model. The valuation will be considered Level 2 if the inputs to the model are observable. Otherwise, it will be considered a Level 3 valuation.

The Company has investments in investment funds having the attributes of investment companies as described in FASB ASC 946-15-2. The Company estimates the fair value of these entities using the reported net asset value per share as of the reporting date in accordance with the "practical expedient" provisions related to investments in certain entities that calculate net asset value per share (or its equivalent) included in FASB ASC 820 for all entities. The Company does not classify these investments within the fair value hierarchy.

Derivatives

TBAs and Other Forward Agency MBS Contracts

The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. TBAs and other forward agency MBS contracts are generally classified within level 2 of the fair value hierarchy. If there is limited transaction activity or less transparency to observe market based inputs to valuation models, TBAs and other forward agency MBS contracts are classified in level 3 of the fair value hierarchy. Unrealized gains on TBAs and other forward agency MBS contracts are included in investments-trading on the Company's statement of financial condition and unrealized losses on TBAs and other forward agency MBS contracts are included in trading securities sold, not yet purchased on the Company's statement of financial condition. See note 7.

Other Extended Settlement Trades

When the Company buys or sells a financial instrument that will not settle in the regular time frame, the Company will account for that purchase and sale on the settlement date rather than the trade date. In those cases, the Company accounts for the transaction between trade date and settlement date as a derivative (as either a purchase commitment or sale commitment). The Company will record an unrealized gain or unrealized loss on the derivative for the difference between the fair value of the underlying financial instrument as of the reporting date and the agreed upon transaction price. The Company will determine the fair value of the financial instrument using the methodologies described above.

Transfers between Hierarchy Levels

The circumstances that would result in transferring certain financial instruments between level 1 and level 2 of the valuation hierarchy would typically be limited to situations where (i) a particular instrument either became traded on an active exchange or ceased to become traded on an active exchange; or, (ii) if management determined that an adjustment was required (or ceased to be required) to the active exchange quote. There were no transfers between levels 1 and 2 of the fair value hierarchy during the year.

The circumstances that would result in transferring certain financial instruments between level 2 and level 3 of the valuation hierarchy would typically include what the Company believes to be a significant change in the availability, utility, and reliability of observable market information such as new issue activity in the primary market, trading activity in the secondary market, credit spreads versus historical levels, bid-ask spreads, and price consensus among market participants and sources. Transfers between level 2 and 3, if any, are detailed below.

Level 3 Financial Assets and Liabilities

Financial Instruments Measured at Fair Value on a Recurring Basis

The following table presents additional information about assets and liabilities measured at fair value on a recurring basis and for which the Company has utilized level 3 inputs to determine fair value.

Level 3 Rollforward
(Dollars in Thousands)

	2019
Balance at January 1, 2019	$ 2,730
Purchases	-
Sales	-
Return of investment	(467)
Unrealized gains / (losses)	(4)
Realized gains / (losses)	(119)
Accretion of income	382
Transfers in / (out) of level 3	-
Balance at December 31, 2019	$ 2,522

Realized loss includes losses realized on sale and impairment charges. During 2019, the Company recognized a change in unrealized loss of $4 included in earnings for level 3 assets held at the end of the reporting period.

The following table summarizes the key model inputs used in determining the level 3 fair value:

QUANTITATIVE INFORMATION ABOUT LEVEL 3 FAIR VALUE MEASUREMENTS
(Dollars in Thousands)

	Fair Value December 31, 2019	Valuation Technique	Significant Unobservable Inputs	Weighted Average	Range of Significant Inputs
Assets					
Other investments, at fair value					
CLOs	$ 2,522	Discounted Cash Flow Model	Yield	17.9%	16.9% - 19.2%
			Duration (years)	5.8	5.3-6.5
			Default rate	2.0%	2.0% - 2.0%

The Company uses a discounted cash flow model to determine the fair value of its investments in CLOs. Changes in the yield, duration, and default rate assumptions would impact the fair value determined. The longer the duration, the lower the fair value of the investment. The higher the yield, the lower the fair value of the investment. The higher the default rate, the lower the fair value of the investment.

Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)

The following table presents additional information about investments in certain entities that calculate net asset value per share (regardless of whether the "practical expedient" provisions of FASB ASC 820 have been applied), which are measured at fair value on a recurring basis at December 31, 2019.

FAIR VALUE MEASUREMENTS OF INVESTMENTS IN CERTAIN ENTITIES
THAT CALCULATE NET ASSET VALUE PER SHARE (OR ITS EQUIVALENT)

	December 31, 2019	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Other investments, at fair value				
SPAC Fund	508	N/A	Quarterly after 1 year lock up	90 days
	$ 508			

7. DERIVATIVE FINANCIAL INSTRUMENTS

TBAs and Other Forward Agency MBS Contracts

The Company enters into TBAs and other forward agency MBS transactions for three main reasons.

(i) The Company trades U.S. government agency obligations. In connection with these activities, the Company may be required to maintain inventory in order to facilitate customer transactions. In order to mitigate exposure to market risk, the Company may enter into the purchase and sale of TBAs and other forward agency MBS contracts.

(ii) The Company also enters into TBAs and other forward agency MBS contracts in order to assist clients (generally small to mid-size mortgage loan originators) in hedging the interest rate risk associated with the mortgages owned by these clients.

(iii) Finally, the Company may enter into TBAs and other forward agency MBS contracts on a speculative basis.

The Company carries the TBAs and other forward agency MBS contracts at fair value and includes them as a component of investments—trading or trading securities sold, not yet purchased in the Company's statement of financial condition.

At December 31, 2019, the Company had open TBAs and other forward agency MBS contracts sale agreements in the notional amount of $1,874,194 and open purchase agreements in the notional amount of $1,773,000. Unrealized gain on TBAs and other forward agency MBS contracts of $3,686 is included as a component of investments – trading and unrealized loss on TBAs and other forward agency MBS contracts of $3,017 is included as a component of securities sold, not yet purchased in the statement of financial condition as of December 31, 2019. The Company recognized $6,545 of income on TBA and other forward agency MBS contracts

which is included as a component of net trading in the statement of operations for the year ended December 31, 2019.

Other Extended Settlement Trades

When the Company buys or sells a financial instrument that will not settle in the regular time frame, the Company will account for that purchase and sale on the settlement date rather than the trade date. In those cases, the Company accounts for the transaction between trade date and settlement date as a derivative as either a forward purchase commitment or a forward sale commitment. The Company will record an unrealized gain or unrealized loss on the derivative for the difference between the fair value of the underlying financial instrument as of the reporting date and the agreed upon transaction price. At December 31, 2019, the Company had $1,526 of open forward purchase commitments and $0 of open forward sale commitments. An unrealized gain of $0 was included in other investments, at fair value as of December 31, 2019 and an unrealized loss of $0 was included as a component of securities sold, not yet purchased in the statement of financial condition as of December 31, 2019. The Company recognized $70 of loss on other extended settlement trades which is included as a component of net trading in the statement of operations for the year ended December 31, 2019.

8. COLLATERALIZED SECURITIES TRANSACTIONS

Matched Book Repo Business

The Company enters into repurchase and reverse repurchase agreements as part of its matched book repo business. In general, the Company will lend money to a counterparty after obtaining collateral securities from that counterparty via a reverse repurchase agreement. The Company will borrow money from another counterparty using those same collateral securities via a repurchase agreement. The Company seeks to earn net interest income on these transactions. Currently, the Company categorizes its matched book repo business into two major groups: gestational repo and GCF repo:

Gestational Repo

For several years, the Company has had a matched book gestational repo program. Gestational repo involves entering into repurchase and reverse repurchase agreements where the underlying collateral security represents a pool of newly issued mortgage loans. The borrowers (the reverse repurchase agreement counterparties) are generally mortgage originators. The lenders (the repurchase agreement counterparties) are a diverse group of counterparties made of banks, insurance companies, and other financial institutions. The Company is considered self-clearing for this business; however the Company is still eligible for the exemption under Rule 15c3-3(k)(2)(ii).

GCF Repo

On October 18, 2017, the Company was notified that it had been approved as a full netting member of the Fixed Income Clearing Corporation's ("FICC") Government Securities Division. As a member of the FICC, the Company has access to the FICC's GCF repo service that provides netting and settlement services for repurchase transactions where the underlying security is general collateral (primarily U.S. Treasuries and U.S. Agency securities). The Company began entering into matched book GCF repo transactions in November 2017. The borrowers (the reverse repurchase agreement counterparties) are a diverse group of financial institutions including hedge funds, registered investment funds, REITs, and other similar counterparties. The lender (the repurchase agreement counterparty) is the FICC as well as several other large financial institutions. The Company uses Bank of New York ("BONY") as its settlement agent for its GCF repo matched book transactions. The Company is considered self-clearing for this business; however the Company is still eligible for the exemption under Rule 15c3-3(k)(2)(ii).

Intraday and Overnight Lending Facility

In conjunction with the GCF repo business, the Company and BONY entered into an intraday and overnight lending facility. The lending facility allows for BONY to advance funds to JVB in order to facilitate the settlement of GCF repo transactions. The total committed amount is $75,000. The termination date is October 16, 2020. It is expected this will be renewed for successive 364 day periods so long as the Company continues its GCF matched repo business.

The facility is designed so that advances should be repaid before the end of each business day. However, if an advance is not repaid by the end of any business day, the advance is converted to an overnight loan. Intraday loans accrue interest at an annual rate of 0.12%. Interest is charged based on the number of minutes in a day the advance is outstanding. Overnight loans are charged interest at the base rate plus 3% on a daily basis. The base rate is the higher of feds fund plus 0.50% or the prime rate in effect at that time. During the year ended December 31, 2019, advances of $32,818 were made under this facility. This draw plus accrued interest of $2, or $32,820, was outstanding as of December 31, 2019 and was included as a component of payable to brokers, dealers, and clearing agencies in the statement of financial condition. This amount was repaid in full in January 2020.

Other Repo Transactions

In addition to the Company's matched book repo business, the Company may also enter into reverse repurchase agreements to acquire securities to cover short positions or as an investment. Additionally, the Company may enter into repurchase agreements to finance the Company's securities positions held in inventory. These repurchase and reverse repurchase agreements are generally cleared on a bilateral or triparty basis; no clearing broker is involved. These transactions are not matched.

Repo Information

At December 31, 2019, the Company held reverse repurchase agreements of $7,500,002 and the fair value of securities received as collateral under reverse repurchase agreements was $7,769,693. At December 31, 2019, the Company had repurchase agreements of $7,534,443, and the fair value of securities pledged as collateral under repurchase agreements was $7,561,978. These amounts include collateral for reverse repurchase agreements that were re-pledged as collateral for repurchase agreements.

According to ASC 210, the Company has elected the option to present all outstanding reverse repurchase and repurchase agreements on a gross basis even if the criteria to present on a net basis were met. Included in the amounts in the table below, are $371,025 of reverse repurchase agreements and $5,138,712 of repurchase agreements where the FICC was the counterparty and which were subject to master netting arrangements.

Concentration

In the matched book repo business, the demand for borrowed funds is generated by the reverse repurchase agreement counterparty and the supply of funds is provided by the repurchase agreement counterparty.

On the demand side, the Company does not consider the GCF repo business to be concentrated because the Company's reverse repo counterparties are a diverse set of financial institutions. On the supply side, the Company obtains a substantial portion of its funds from the FICC. If the FICC were to reduce its repo lending activities or make significant adverse changes to the cost of such lending, the Company may not be able to replace the FICC funding, or if the Company does so, it may be at a higher cost of funding. Therefore, the Company considers the GCF repo business to be concentrated from the funding side of the business.

The gestational repo business has been and continues to be concentrated as to reverse repurchase counterparties. The Company conducts this business with a limited number of reverse repo counterparties. As of December 31, 2019, the Company's gestational reverse repurchase agreements shown in the table below represented balances from seven counterparties. The Company also has a limited number of repurchase agreement counterparties in the gestational repo business. However, that is more of a function of the limited number of reverse repurchase agreement counterparties that the Company conducts this business with rather than a reflection of the limited supply of funds. Therefore, the Company considers the gestational repo business to be concentrated on the demand side.

The total net revenue earned by the Company on its matched book repo business (both gestational and GCF Repo) was $12,011 for the year ended December 31, 2019.

Reverse Repurchase Agreements Accounted for as Secured Borrowings
(Dollars in Thousands)
December 31, 2019

	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Collateral Type:					
U.S. treasuries and government agency MBS (GCF Repo)	$ 1,231,027	$ 2,525,188	$ 2,319,079	$ 575,058	$ 6,650,352
MBS (Gestational Repo)	-	747,692	101,958	-	849,650
	$ 1,231,027	$ 3,272,880	$ 2,421,037	$ 575,058	$ 7,500,002
Netted reverse repurchase agreements					-
Amount recognized					$ 7,500,002

The following table is a summary of the remaining contractual maturity of the gross obligations under repurchase agreements accounted for as secured borrowings:

Repurchase Agreements Accounted for as Secured Borrowings
(Dollars in Thousands)
December 31, 2019

	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Collateral Type:					
U.S. treasuries and government agency MBS (GCF Repo)	$ 5,117,811	$ 1,546,510	$ -	$ -	$ 6,664,321
MBS (Gestational Repo)	-	742,035	100,403	-	842,438
SBA loans	27,684	-	-	-	27,684
	$ 5,145,495	$ 2,288,545	$ 100,403	$ -	$ 7,534,443
Netted repurchase agreements					-
Amount recognized					$ 7,534,443

9. NET TRADING AND PRINCIPAL TRANSACTIONS AND OTHER INCOME.

The following table shows the components of net trading included in revenue in the statement of operations for the year ended December 31, 2019:

NET TRADING
(Dollars in Thousands)

	2019
Net realized gains / (losses)- trading inventory	$ 24,118
Net unrealized gains / (losses)-trading inventory	(1,320)
Gains and losses	22,798
Interest income-trading inventory	6,921
Interest income-receivables under resale agreements	176,336
Interest income	183,257
Interest expense-securities sold under agreement to repurchase	(164,851)
Interest expense-margin payable	(3,168)
Interest expense	(168,019)
Net trading	$ 38,036

The following table shows the components of principal transactions and other income in the statement of operations for the year ended December 31, 2019.

PRINCIPAL TRANSACTIONS AND OTHER INCOME
(Dollars in Thousands)

	2019
Investment income	$ 382
Unrealized gain / (loss)	(1,563)
Realized gain / (loss)	1,974
Total principal transactions	793
Other income / (loss)	(181)
Total principal transactions and other income	$ 612

Realized gain includes gains and losses realized on sale and impairment charges. See note 5 *other investments, at fair value* for discussion of investments in CLOs.

10. OTHER ASSETS AND OTHER LIABILITIES

Other assets are comprised of the following:

Other Assets
(Dollars in Thousands)

	December 31, 2019
Furniture, equipment, and leasehold improvements, net	$ 19
Interest and other income receivable	3,267
Cash collateral posted with repo and/or reverse repo counterparties	41,172
Prepaid expenses and other miscellaneous assets	407
Other assets	$ 44,865

Furniture and equipment are depreciated on a straight line basis over their estimated useful life of 3 to 5 years. Leasehold improvements are amortized over the lesser of their useful life or lease term, which generally ranges from 5 to 10 years. Interest and other income receivable is mostly comprised of income receivable on the Company's investments-trading.

When the Company enters into a reverse repo, the Company obtains collateral in excess of the principal of the reverse repo. The Company accepts collateral in the form of liquid securities or cash. To the extent the Company receives cash collateral; the Company includes it as a component of other liabilities (see below). If the value of the securities the Company receives as collateral increases, the Company's reverse repo counterparties may request a return of some of their collateral. In some cases, the Company will return to them cash instead of securities. In that case, the Company includes the cash returned as a component of other assets (see above). See note 8.

When the Company enters into repo transactions, the Company provides collateral to the Company's repo counterparty in excess of the principal balance of the repo. The Company's counterparties accept collateral in the form of liquid securities or cash. To the extent the Company provides the collateral in cash, the Company includes it as a component of other assets (see above). If the value of the securities the Company provides as collateral increases, the Company may request a return of some of its collateral. In some cases, the repo counterparty will return cash instead of securities. In that case, the Company includes the cash returned as a component of other liabilities (see below). See note 8.

Other liabilities consisted of the following at December 31, 2019:

Other Liabilities
(Dollars in Thousands)

	December 31, 2019	
Interest and other income payable	$	914
Accrued expenses and other miscellaneous liabilities		5,808
Cash collateral held from repo and/or reverse repo counterparties		9,524
Other liabilities	$	16,246

Interest and other income payable is mostly comprised of income payable on the Company's trading securities sold, not yet purchased.

11. INVESTMENTS IN AFFILIATES

The Company has four investments in affiliated entities as of December 31, 2019

Note receivable from Dekania Capital Management, LLC ("DCM")

The Company entered into a promissory note agreement with DCM on August 15, 2018. DCM is a wholly owned subsidiary of the Operating LLC. The note is for $3,000 and earns interest at 8.5% per annum. Interest only is paid semi-annually. Principal is due at maturity. The note matures on August 15, 2028 and can be prepaid by DCM at any time prior to maturity without penalty. The Company recognized $255 of income related to this note during 2019 which is included as a component of principal transactions and other income in the statement of operations. This note is recorded as a component of investment in affiliates at an amount equal to principal and accrued interest in the statement of financial condition. The carrying value as of December 31, 2019 was $3,107.

Redeemable financial instrument from Via Nova, LLC ("VN")

The Company invested $2,750 in VN on November 19, 2018 in the form of a redeemable financial instrument ("RFI"). VN's main business activity is to acquire and sell residential transition loans ("RTL"s). In exchange for the investment, VN agrees to pay JVB a variable return based on a share of the net profits or losses (as defined in the agreement) generated by VN ("Investment Return"). If the Investment Return is positive, VN will pay out such return on a quarterly basis. If the Investment Return is negative, it will reduce the redemption value of the RFI. During 2019, VN was in a startup phase and the Investment Return was negative. The Company recorded a loss of $695 which is recorded as a component of principal transactions and other income in the statement of operations. JVB may redeem its investment in full at any time with 90 days' notice. This RFI is carried at its redemption value as a component of investment in affiliates in the statement of financial condition. The carrying value as of December 31, 2019 was $1,930.

Preferred equity investment in VN

The Company invested $300 in VN on October 31, 2019 in the form of a preferred equity interest. The investment entitles the Company to a 10% return per annum. The investment is repayable at any time by VN for the face value plus any accrued and unpaid dividend. The investment is redeemable by the Company at any time after October 31, 2020 for the face value plus any accrued and unpaid dividends. The Company recognized $5 of income related to this note during 2019 which is included as a component of principal transactions and other income in the statement of operations. This investment is recorded as a component of investment in affiliates at an amount equal to face value plus any accrued dividends in the statement of financial condition. The carrying value as of December 31, 2019 was $305.

Note Receivable from the Operating LLC

The Company entered into a promissory note agreement with the Operating LLC on March 15, 2019. The note is for $3,500 and earns interest at 8.0% per annum. Interest only is paid semi-annually. Principal is due at maturity. The note matures on March 15, 2022 and can be prepaid by the Operating LLC at any time prior to maturity without penalty. The Company recognized $224 of income related to this note during 2019 which is included as a component of principal transactions and other income in the statement of operations. This note is recorded as a component of investment in affiliates at an amount equal to principal plus accrued interest in the statement of financial condition. The carrying value as of December 31, 2019 was $3,594.

12. CREDIT FACILITY

On April 25, 2018, JVB entered into a line of credit arrangement with Fifth Third Financial Bank, N.A. ("FT Bank") for a revolving line of credit (the "2018 FT LOC"). The 2018 FT LOC had a total available borrowing of $25,000. Draws under the FT LOC must be made in increments of $250 and bear variable interest at LIBOR plus 6.0%. Furthermore, the Company must pay a fee equal to 0.50% per annum of the undrawn balance. The 2018 FT LOC was to mature on April 10, 2020 and any drawn amounts become due and payable at that time.

On January 29, 2019, the 2018 FT LOC was restructured. The total commitment of the 2018 FT LOC was reduced from $25,000 to $7,500 and the maturity date was extended from April 10, 2020 to April 10, 2021. The other terms and conditions remained the same.

The Company is subject to the following financial covenants in the 2018 FT LOC and 2019 FT Revolver. As of December 31, 2019, the Company is in compliance with all of these financial covenants.

1. The Company's tangible net worth as defined must exceed $80,000.
2. The Company's excess net capital as defined in Rule 15c3-1 must exceed $40,000.
3. The total amount drawn on the 2018 FT LOC and 2019 FT Revolver (on a combined basis) must not exceed 22% of tangible net worth as defined.

As part of the restructuring, the Company entered into a new subordinated revolving note agreement ("2019 FT Revolver"). Under the 2019 FT Revolver, the Company can borrow up to $17,500 on a revolving basis. Borrowings under the 2019 FT Revolver must be in minimum amounts of $1,000 or any higher multiple of $500. The 2019 FT Revolver bears interest at LIBOR plus 6% and the Company pays an undrawn fee of 0.50% per annum on any undrawn amounts. In addition, the Company will pay a commitment fee of 0.75% (or $131) on April 10, 2020. The 2019 FT Revolver matures on April 10, 2021.

On January 30, 2019, the Company received approval from FINRA to treat draws under the 2019 FT Revolver as qualified subordinated debt. As such, draws are treated as an increase in net capital for purposes of FINRA Rule 15(c) 3-1. The Company has not borrowed on either the 2018 FT LOC or the 2019 FT Revolver.

During 2019, the Company recognized expense of $365 related to the both the 2018 FT LOC and the 2019 FT Revolver (both from unused fees and amortization of deferred financing costs). This expense is included as a component of professional fees and other operating in the statement of operations.

13. RETIREMENT PLAN

The Operating LLC maintains a 401(k) savings plan covering substantially all of its employees, including those working on the operations of the Company. During 2019, the Operating LLC matched 50% of employee contributions for all participants not to exceed 3% of their salary. Contributions made to the plan on behalf of the Company's employees were $209 for the year ended December 31, 2019.

14. INCOME TAXES

The Company is treated as a pass-through entity for federal and state tax purposes and incurs no entity level taxes.

No federal or state taxes have been provided on profits of the Company since the member is individually liable for the taxes on its share of the Company's income or loss. In accordance with U.S. GAAP, the Company has defined the threshold for recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the applicable taxing authority and requires measurement of a tax position meeting the "more likely than not" threshold, based on the largest benefit that is more than 50 percent likely to be realized. Tax positions not deemed to meet the "more likely than not" threshold are recorded as a tax benefit or expense in the current year. As of and during the year ended December 31, 2019, the Company did not have a liability for any unrecognized tax amounts. However, management's conclusions concerning its determination of "more likely than not" tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance and ongoing analyses of and changes to tax laws, regulations and interpretations thereof. If applicable, the Company recognizes interest accrued to unrecognized tax benefits in interest expense and penalties in other expenses on the statement of operations. During the year, the Company did not incur any interest or penalties.

15. NET CAPITAL REQUIREMENT

The Company is subject to the net capital provision of Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. As applied to the Company, the rule requires net capital of $565 as of December 31, 2019. As of December 31, 2019, the Company's net capital was $58,821 which exceeds the minimum requirements by $58,256.

16. RESERVE REQUIREMENTS

As of December 31, 2019, the Company was not subject to the reserve requirements under Rule 15c3-3 of the Securities and Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Pershing on a fully disclosed basis. The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplemental information of this report.

The Company self clears its Gestational and GCF repo business. In both of these, the Company is a principal to every repo transaction. The repo counterparties are not considered customers under relevant regulatory rules.

17. COMMITMENTS AND CONTINGENCIES

The Company has an agreement with Pershing whereby Pershing acts as a clearing broker for the Company. Under the agreement, the Company is required to maintain a deposit of $250 under the contract which is included as a component of receivables from brokers, dealers, and clearing agencies in the statement of financial condition.

Indemnifications

The Company, with its clearing agent Pershing has a reciprocal indemnification agreement which holds the Company harmless against any losses, claims, liabilities or expenses, including without limitation those asserted by its customers, if any employee or agent of Pershing has acted improperly.

Contingencies

The Company a party to litigation commenced on August 7, 2019, in the Supreme Court of the State of New York under the caption *VA Management, LP v. Odeon Capital Group LLC; Janney Montgomery Scott LLC; C&Co/PrinceRidge LLC; and JVB Financial Group LLC.* The plaintiff, VA Management, LP (f/k/a Visium Asset Management, LP) ("Visium"), alleges that the defendants, as third-party broker-dealers, aided and abetted Visium's portfolio managers' breaches of their fiduciary duties by assisting in carrying out a fraudulent "mismarking scheme." Visium is seeking in excess of $1 billion in damages from the defendants including disgorgement of the compensation paid to Visium's portfolio managers, restitution of and damages for the investigative and legal fees, administrative wind down costs, and regulatory penalties paid by Visium as a result of the "mismarking scheme," direct and consequential damages for the destruction of Visium's business, including lost profits and lost enterprise value, and attorneys' fees and costs. The Company filed a motion to dismiss the complaint in lieu of an answer on October 16, 2019. A hearing on the motion and plaintiff's opposition to the motion is currently scheduled for April 20, 2020. The Company intends to defend the action vigorously.

In addition to the matter set forth above, the Company is a party to various routine legal proceedings and regulatory inquiries arising out of the ordinary course of the Company's business. Management believes that the results of these routine legal proceedings and regulatory matters will not have a material adverse effect on the Company's financial condition, or on the Company's operations and cash flows. However, the Company cannot estimate the legal fees and expenses to be incurred in connection with these routine matters and, therefore, is unable to determine whether these future legal fees and expenses will have a material impact on the Company's operations and cash flows. It is the Company's policy to expense legal and other fees as incurred.

In accordance with FASB ASC 450-20 *Loss Contingencies*, the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these cases and believes, based on information available to it, that the resolution of any open matters as of the date of this report will not have a material adverse effect on the financial condition of the Company.

Leases

The Company leases office space and certain computer and related equipment under noncancelable operating leases. The company determines if an arrangement is a lease at the inception date of the contract. The Company measures operating lease liabilities using an estimated incremental borrowing rate as there is no rate implicit in the Company's operating lease arrangements. An incremental borrowing rate was calculated for each operating lease based on the term of the lease, the U.S. Treasury term interest rate, and an estimated spread to borrow on a secured basis.

The Company adopted the provisions of ASC 842 effective January 1, 2019. At adoption, the Company elected to not restate prior periods and rather record a cumulative effect of accounting change effective January 1, 2019. The Company recorded the following: (a) a right of use asset of $571, (b) a lease obligation liability of $642, (c) a reduction of retained earnings from cumulative effect of adoption of $20, (d) an increase in other receivables of $12, and (3) a reduction in other liabilities of $38.

Rent expense is recognized on a straight-line basis over the lease term and is in included business development, occupancy, and equipment expense.

As of December 31, 2019, all of the leases to which the Company was a party were operating leases. The weighted average remaining term of the leases was 1.24 years. The weighted average discount rate for the leases was 4.08%.

Maturities of operating lease liability payments consisted of the following.

FUTURE MATURITY OF LEASE LIABILITIES
(Dollars in Thousands)

	As of December 31, 2019
2020	275
2021	64
2022	6
2023	-
2024	-
Thereafter	-
Total	345
Less imputed interest	(9)
Lease obligation	$ 336

During 2019, total cash payments of $326 were recorded as a reduction in the operating lease obligation. No cash payments were made to acquire right of use assets. During 2019, total rent expense of $987 was recorded and included as a component of business development, occupancy, and equipment. This included $793 net rent expense allocated from the Parent.

18. RELATED PARTY TRANSACTIONS

In addition to the investments in affiliates (see note 11), the Company has identified the following related party transactions for the year ended December 31, 2019. The transactions are listed by related party.

The Parent

The Company has entered into three ongoing arrangements with its Parent:

The Company has entered into a paymaster agreement with its Parent. The paymaster agreement calls for the Parent to handle all payment processing for the Company. The expense is recorded on the Company's books and records and a corresponding payable to the Parent is recorded.

The Company has entered into an expense sharing agreement with its Parent under which the Company receives certain personnel, infrastructure and administrative support, including office space, technology, systems, equipment and other services. When the Parent bills the Company for shared services, the expense is recorded on the Company's books and the Company records a corresponding payable to the Parent. The Company reimburses the Parent for such services. For the year ended December 31, 2019, the Company reimbursed the parent $3,179 under this agreement.

The Company reimburses the Parent for the paymaster and expense sharing agreement throughout the month each month of the year

based on estimated amounts. At the end of each month when final amounts are determined, any remaining amount due or any overpayment made is applied against the next month's amounts. At December 31, 2019, the Company had $555 receivable from the Parent related to expense sharing and paymaster agreements, which is included in due from Parent in the accompanying statement of financial condition. This receivable was repaid by the Parent in January 2020.

The Company also has a line of credit agreement with the Parent under which the Company may draw funds for working capital purposes. The line of credit bears interest at an annual rate of 12%. The Company did not utilize this line of credit during 2019.

In addition, the Company entered into the following non-recurring transactions with its Parent:

Investment Purchase

The Company purchased 50,000 restricted common shares of International Money Express, Inc. ("IMXI"), an unrelated publicly traded company, from the Parent for $496 which was the fair value of the shares on the date of the transfer. During 2019, the Company recognized net trading revenue from unrealized gains related to these shares of $157.

The Bancorp

The Bancorp, Inc. ("TBBK") is identified as a related party because TBBK's Chairman is the Chairman of COHN's Board of Directors and of the board of managers of the Operating LLC.

During 2019, the Company also entered into certain securities trades with TBBK. The total revenue recognized on these trades was $14 for the year ended December 31, 2019 and is including as a component of net trading in the statement of operations.

Other

The Company leases office space from Zucker and Moore, LLC. Zucker and Moore, LLC is partially owned by the vice chairman of the board of COHN. The Company recorded $96 of rent expense related to this agreement for the period ending December 31, 2019.

19. CONCENTRATION OF CREDIT RISK

As of December 31, 2019, the Company held substantially all of its cash and cash equivalents with FT Financial Bank and BONY. From time to time, the balances may exceed federally insured limits. If either of these institutions fail under their obligation as custodian of these funds, the Company could lose all or a portion of its unrestricted cash balances.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, mortgage originators, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. With respect to the Company's investments in securities, until these securities are sold or mature, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when they come due.

Any default, bankruptcy, or reorganization of the Company's clearing broker or clearing agent could have a substantial negative impact on the Company as the Company clears all trades through these entities. These entities hold the Company's securities account as well as accounts on behalf of all the Company's customers.

SUPPLEMENTAL INFORMATION

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of J.V.B. Financial Group Holdings, LP)
SUPPLEMENTAL INFORMATION
December 31, 2019
(Dollars in thousands)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Schedule 1

Net capital calculation
(Dollars in Thousands)

		December 31, 2019
Total member's equity	$	95,605
Allowable credits		294
Deductions and / or charges:		
Non allowable assets		(13,758)
Other deductions and / or charges		(1,720)
Total deductions and / or charges		(15,478)
Net capital before haircuts on securities positions		80,421
Haircuts on securities positions		(21,600)
Net capital		58,821
Computation of alternative net capital requirement:		
2% of aggregate debit items (or $250,000, if greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation.		250
Additional requirement		315
Net capital requirement		565
Net capital in excess of minimum requirement	$	58,256

Statement pursuant to paragraph (d)(4) of Rule 17a-5:

There are no material differences between the above computation of Net Capital under Rule 15c3-1 and the computation included in the unaudited FOCUS Report Part II of Form X-17A-5 as of December 31, 2019 and filed by the Company on January 27, 2020.

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of J.V.B. Financial Group Holdings, LP)
SUPPLEMENTAL INFORMATION
December 31, 2019
(Dollars in thousands)

Computation for Determination of Reserve Requirements under 15c3-3 of the Securities and Exchange Commission

Schedule 2

The Company claims an exemption from SEC Rule 15c3-3 as of December 31, 2019 based upon Section (k)(2)(ii). The Company clears all customer transactions through Pershing LLC on a fully disclosed basis.

(Dollars in thousands)

Exemption Report for Fiscal Year Ended 2019
of
J.V.B. Financial Group, LLC

J.V.B. Financial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to Be Made by Certain Brokers and Dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4), respectively. To the best of its knowledge and belief, for the fiscal year-ended 2018, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 pursuant to paragraph (k)(2)(ii) (the "Identified Exemption") which provides, in relevant part:

> (k) Exemptions
>
> (2) The provisions of this rule shall not be applicable to a broker or dealer:
>
> * * * *
>
> (ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

2. The Company has met the Identified Exemption provision in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

I, Douglas Listman, as the Chief Financial Officer of the Company, swear that to my best knowledge and belief, this Exemption Report is true and correct.

Dated: February 27, 2020

J.V.B. Financial Group, LLC

By: /s/ DOUGLAS LISTMAN
Douglas Listman
Chief Financial Officer

GRANT THORNTON LLP
Two Commerce Square
2001 Market Street, Suite 700
Philadelphia, PA 19103

D +1 215 561 4200
F +1 215 561 1066

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
J.V.B. Financial Group, LLC.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) J.V.B. Financial Group, LLC (a Delaware Limited Liability Company) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 27, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

68186
J.V.B. FINANCIAL GROUP, LLC
ATTN: DOUG LISTMAN
3 COLUMBUS CIRCLE
24TH FLOOR
NEW YORK, NY 10019

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Doug Listman (215)701-9675

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$49,652
B.	Less payment made with SIPC-6 filed (**exclude interest**) 07/30/2019 Date Paid	(22,459)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	27,193
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$27,193

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $27,193

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

J.V.B. FINANCIAL GROUP, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CHIEF FINANCIAL OFFICER
(Title)

Dated the 30th day of January, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$38,897,858
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	4,974,256
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	822,266
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	5,796,522
2d. SIPC Net Operating Revenues	$33,101,336
2e. General Assessment @ .0015	$49,652
	(to page 1, line 2.A.)

SEC
MAR 02 2020
Washington, DC

GRANT THORNTON LLP
Two Commerce Square
2001 Market Street, Suite 700
Philadelphia, PA 19103

D +1 215 561 4200
F +1 215 561 1066

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
J.V.B. Financial Group, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by J.V.B. Financial Group, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and check copies, noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers detailing total revenues from trading in debt securities, realized and unrealized gain or loss on investments, and data processing costs, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers detailing total revenues from trading in debt securities, realized and unrealized gain or loss on investments, and data processing costs supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion

or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 27, 2020